

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

Mario Todd
Chief Executive Officer
Stark Focus Group, Inc.
Suite 3001, 505 6th Street SW
Calgary AB T2P 1X5

> **Re: Stark Focus Group, Inc.**
> **Post Effective Amendment No. 1 to Registration Statement on Form 1-A**
> **Filed March 29, 2021**
> **File No. 333-237100**

Dear Mr. Todd:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment No. 1 to Registration Statement on Form 1-A

Executive Compensation, page 41

1. Please update this section to include compensation for the most recently completed fiscal year.

General

2. Please update to include audited financials for the most recently completed fiscal year and related disclosure.

3. To sell shares at market prices, an existing trading market for those shares must exist in order to satisfy Rule 501(b)(3) of Regulation S-K. The OTC Pink Marketplace, where your shares are quoted, is not considered to be such a market. Accordingly, please revise

your cover page disclosure and make corresponding changes elsewhere in the prospectus, as appropriate, to disclose that the selling shareholders will sell at a fixed price and to name that price.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry at 202-551-3621 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services